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                                                                    Exhibit 99.1
                                                                    ------------
                                                           FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy                                          Al Gabrielli
VP, Marketing Programs                               CFO
ViryaNet                                             ViryaNet
(508) 490-8600                                       (508) 490-8600
jack.mcavoy@viryanet.com                             al.gabrielli@viryanet.com



        VIRYANET ANNOUNCES RESULTS OF ITS SPECIAL MEETING OF SHAREHOLDERS

Southborough, Mass. -- April 23, 2002 -- ViryaNet (NASDAQ: VRYA), a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that its shareholders have approved, at the special shareholders meeting held on April 22, 2002, the following resolutions:

     o To issue 889,618 Ordinary Shares as additional consideration for the acquisition of iMedeon, Inc. per the terms of the merger agreement with iMedeon

     o To increase ViryaNet's authorized share capital from 35,000,000 to 42,000,000 Ordinary Shares

     o To authorize the Board of Directors, at its discretion, to effect a reverse share split of ViryaNet's Ordinary Shares pursuant to Israeli Company Law

Within the next 30 days, ViryaNet's Board of Directors will decide whether to implement the reverse share split, and, if effected, will determine the exact conversion ratio of the reverse share split in order to produce a price per share between $3.0 and $5.0. If the reverse share split is effected, the number of Ordinary Shares subject to ViryaNet's warrants, options, and conversion rights will be appropriately adjusted.

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About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization's service operations. ViryaNet's flagship product -- the award-winning ViryaNet Service Hub -- combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet's deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the telecommunications, utility, high-technology manufacturing, grocery and retail, insurance, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Forward-Looking Statements

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements.



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